19003053

Securities and Exchange

FEB 05 2019

RECEIVED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACALYX ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 MADISON AVE, SUITE 1714
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Meyers 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER RINEHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACALYX ADVISORS INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PEONY CHAN
Notary Public - State of New York
NO. 01CH6224502
Qualified In Queens County
My Commission Expires Jul 6, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acalyx Advisors, Inc.

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2018

Contents
For the Year Ended December 31, 2018

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Acalyx Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 1, 2019

Acalyx Advisors, Inc.

Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 1,870,729
Due from customers	33,836
Accounts receivable	3,688,041
Prepaid expenses	73,451
Security deposits	49,277
TOTAL ASSETS	$ 5,715,334
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 37,983
Dererred rent	17,964
Deferred tax liabilities	55,321
TOTAL LIABILITIES	111,268
Stockholders' Equity	
Common stock, 200 shares authorized, $.001 par value, 1 share issued and outstanding	-
Additional Paid-in Capital	400,000
Retained earnings	5,204,066
TOTAL STOCKHOLDERS' EQUITY	5,604,066
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,715,334

See accompanying notes to financial statement

Notes to Financial Statement
As of And For The Year Ended December 31, 2018

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. The Company maintains offices in New York and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2018 all capitalized furniture and equipment has been fully depreciated. The Company purchased $8,780 in fixed asets during 2018, all of which were fully depreciated during the year.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement
As of And For The Year Ended December 31, 2018

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under these provisions, these Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the tax reporting basis, which amounted to approximately $100,000 in 2018. The Company is also required to pay San Francisco City tax and has elected the cash basis as the tax reporting basis, which amounted to approximately $14,000 in 2018. The Company has also recorded a deferred tax liability of $55,321 on net cash basis, which may be owed in a subsequent period.

The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Revenue Recognition - ASC 606

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue, which are fundraising and advisory fees. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The Company did not record any cumulative effect adjustment to opening equity.

Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. Interest income is made up of interest received from customers and bank balances. Interest on bank balances are earned from funds held in a money market account. The Company also receives interest payments from customers, who elect to pay receivables over time. Payments are made in accordance with a set payment schedule, by which the Company earns interest according to market interest rates.

Notes to Financial Statement
As of And For The Year Ended December 31, 2018

Revenue Recognition - ASC 606 (Continued)

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ending December 31, 2018 is as follows:

Revenue Stream	Total Revenue
Fundraising Fees	$12,489,375
Advisory Fees	1,015,000
Interest Income - Customers	175,282
Interest Income - Bank	53,944
Total Revenue	$13,733,601

3. Significant Customer

For the year ended December 31, 2018, 81% of gross revenues was derived from two customers, who made up 46% and 35% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $235,790 during the year ended December 31, 2018 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

6. Commitments

Office Leases
The Company is currently leasing office space at two locations, under separate lease agreements. The first is a month-to-month lease in San Francisco, which commenced on November 9, 2018. The lease provides for a 30-day opt out, upon written request.

The Company entered into an agreement to lease office space in New York City, NY beginning on October 11, 2017 and ending November 30, 2021. The minimum base rental commitments under this lease, are as follows:

	Year Ending December 31
2019	$109,428
2020	$112,711
2021	$106,202

In connection with the New York City lease, the Company was entitled to two months of free rent from its landlord. Unamortized free rent totaled $17,964 at December 31, 2018. This has been reflected as a liability in the accompanying Statement of Financial Condition as "deferred rent". This amount will be ammortized as a credit to rent expense throughout the life of the lease.

The Company was also required to remit a security deposit to the New York City landlord, totaling $49,277 at December 31, 2018. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

7. Accounts Receivable

The Company's accounts receivable consist primarily of amounts due for fundraising fees. The terms of the invoices provide for payment schedules of up to two years. Accounts receivable are carried at net realizable value. Fees receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at December 31, 2018.

8. Recent Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-02 will have a material effect on its results of operations, financial position or cash flows.

Notes to Financial Statement
As of And For The Year Ended December 31, 2018

9. Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations for federal and state tax purposes. The Company files a consolidated federal and a combined New York State tax return with its parent. The Company is required to file and pay its own New York City and San Francisco city taxes. These liabilities are estimated at $0 as of December 31, 2018, and represent the approximate amount due on profits generated by the Company in 2018.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	10,033	-	10,033
City	114,137	(27,890)	86,247
	$ 124,170	$ (27,890)	$ 96,280

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of income.

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2016 and 2017 tax returns remain open to review by the appropriate jurisdictions.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2018, the Company had net capital of $1,814,782 which was $1,809,782 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.08%.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2019 and February 1, 2019, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.